UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BIOSANTE PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-2301143
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Barclay Boulevard Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:  ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant’s Securities to Be Registered

The following is a summary of information concerning the common stock of BioSante Pharmaceuticals, Inc., a Delaware corporation (“BioSante”), which amends and restates the description of BioSante’s common stock contained in BioSante’s registration statement on Form 8-A/A dated October 31, 2007.

The following is a summary of BioSante’s common stock and certain provisions of BioSante’s restated certificate of incorporation and bylaws.  Because it is a summary, it does not include all of the information that is included in BioSante’s restated certificate of incorporation or bylaws and applicable law.  The following description does not purport to be complete and is qualified by reference to BioSante’s restated certificate of incorporation and bylaws and applicable law.  Copies of BioSante’s restated certificate of incorporation and bylaws have been filed as exhibits to this registration statement.

Authorized Capital Stock

BioSante is authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share, 4,687,684 shares of class C special stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of May 13, 2010, BioSante had 391,286 shares of class C special stock outstanding. Each share of class C special stock entitles its holder to one vote per share. Each share of class C special stock is exchangeable, at the option of the holder, for one share of common stock, at an exchange price of $2.50 per share, subject to adjustment upon certain capitalization events. Holders of class C special stock are not entitled to receive dividends. Holders of class C special stock are not entitled to participate in the distribution of BioSante’s assets upon any liquidation, dissolution or winding-up of BioSante. The holders of class C special stock have no cumulative voting, preemptive, subscription, redemption or sinking fund rights.

BioSante currently does not have any issued and outstanding shares of preferred stock.

Common Stock

Authorized.  BioSante is authorized to issue 200,000,000 shares of common stock, of which 63,667,194 shares were issued and outstanding as of May 13, 2010.  BioSante may amend from time to time its restated certificate of incorporation to increase the number of authorized shares of common stock.  Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting Rights.  For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in the holder’s name on our books. Our common stock does not have cumulative voting rights.

Dividends.  Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation.  Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding.

Fully Paid and Nonassessable.  All shares of our outstanding common stock are fully paid and nonassessable and any additional shares of common stock that we issue will be fully paid and nonassessable.

Other Rights and Restrictions.  Holders of our common stock do not have preemptive or subscription rights, and they have no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.  The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock which we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer the holder’s shares of common stock.

Listing.  Our common stock is listed on the Nasdaq Global Market under the symbol “BPAX.”

Transfer Agent and Registrar.  The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Anti-Takeover Provisions of BioSante’s Restated Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of BioSante’s restated certificate of incorporation and bylaws and Delaware law contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized But Unissued Capital Stock.  We have shares of common stock, class C special stock and undesignated preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. We may use these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on our capital stock.  The existence of unissued and unreserved capital stock may enable our board of directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.  In addition, the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, president and chief executive officer, or by our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No Cumulative Voting Rights.  Our certificate of incorporation and bylaws do not provide for cumulative voting rights.

Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•                                          prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                                          upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                                          on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•                                          any merger or consolidation involving the corporation and the interested stockholder;

•                                          any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•                                          in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•                                          the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or otherwise controlled by the entity or person.

Indemnification

Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by such person, and judgments, fines and amounts paid in settlement of such action, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Although the DGCL permits a corporation to indemnify any person referred to above against expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such expenses as the court deems proper.  The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.  The DGCL also provides for mandatory indemnification of any present or former director or officer against expenses to the extent such person has been successful in any proceeding covered by the statute.

In addition, the DGCL provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred in connection therewith; that indemnification provided for by the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another.

The DGCL also allows a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under the DGCL.

Our restated certificate of incorporation provides for indemnification of our directors and officers. Specifically, Article VI provides that we shall indemnify, to the fullest extent authorized or permitted by law, as the same exists or may thereafter be amended, any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of our company), by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director, officer, employee or agent of any other company, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise; provided, however, that we shall not indemnify any director or officer in connection with any action by such director or officer against us unless we shall have consented to such action.  We may, to the extent authorized from time to time by our Board of Directors, provide rights to indemnification to employees and agents of our company similar to those conferred in Article VI to our directors and officers.  No amendment or repeal of Article VI shall apply to or have any effect on any right to indemnification provided thereunder with respect to any acts or omission occurring prior to such amendment or repeal.

We have entered into agreements with our directors and officers regarding indemnification, in addition to indemnification provided for in our restated certificate of incorporation, bylaws and the DGCL and we intend to enter into indemnification agreements with any new directors and officers in the future.  Under these agreements, we are required to indemnify our current and former directors and officers against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors or officers.  We will be obligated to pay these amounts only if the director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests.  With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director or officer had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

We maintain an insurance policy for our directors and officers pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers of our company.

Elimination of Director Liability

Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL.  Specifically, Article VII of our restated certificate of incorporation provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director as a director, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.  If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.  No amendment to or repeal of Article VII of our restated certificate of incorporation shall apply to or have any effect on the liability or alleged liability of any director of our company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

* * * * *

The foregoing represents a summary of the general effect of the DGCL, our restated certificate of incorporation, our bylaws and any other contracts or arrangements of our company relating to indemnification, and is qualified in its entirety by reference to, the terms and provisions of the DGCL, our restated certificate of incorporation, our bylaws and such other contracts or arrangements relating to indemnification.

Item 2.  Exhibits.

Exhibit No.	Description
3.1

Restated Certificate of Incorporation of BioSante Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to BioSante’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 14, 2009 (File No. 001-31812))

3.2	Bylaws of BioSante Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 contained in BioSante’s Registration Statement on Form SB-2, as amended (Reg. No. 333-64218))

3.3

Specimen Stock Certificate Representing Common Stock of BioSante Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4.3 contained in BioSante’s Registration Statement on Form S-3, as amended (Reg. No. 333-105960))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOSANTE PHARMACEUTICALS, INC.

	By:	/s/ Phillip B. Donenberg
Phillip B. Donenberg
Chief Financial Officer, Treasurer and
Corporate Secretary

Dated: May 14, 2010

BIOSANTE PHARMACEUTICALS, INC.

REGISTRATION STATEMENT ON FORM 8-A/A

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
3.1	Restated Certificate of Incorporation of BioSante Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 3.1 to BioSante’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 14, 2009 (File No. 001-31812)
3.2	Bylaws of BioSante Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 3.2 contained in BioSante’s Registration Statement on Form SB-2, as amended (Reg. No. 333-64218).
3.3	Specimen Stock Certificate Representing Common Stock of BioSante Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 4.3 contained in BioSante’s Registration Statement on Form S-3, as amended (Reg. No. 333-105960).